FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

RELEVANT EVENT. Board Proposals to the Annual General Ordinary and

Extraordinary Shareholders Meeting to be held on April 28, 2026

Ciudad Autónoma de Buenos Aires, March 25 2026

Messrs.

Securities and Exchange Commission

RELEVANT EVENT. Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2026

With due consideration:

In my capacity of Head of Market Relations of Banco BBVA Argentina S.A, I hereby inform the Board Proposals to the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 28 at 3 p.m.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Responsable de Relaciones con el Mercado

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

BANCO BBVA ARGENTINA S.A.

Annual General Ordinary and Extraordinary Shareholders Meeting

to be held on April 28, 2026, at 3.00 p.m. (the “Meeting”).

Board Proposals:

1)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

It is proposed to the Meeting that any two of the attending shareholders be appointed to sign the Minutes together with the First Vice-Chairman.

2)	Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 151 ended on December 31, 2025.

The documents to be considered in this item of the Agenda are published in the Bolsas y Mercados Argentinos web and Comisión Nacional de Valores (“CNV” or the Argentine Securities and Exchange Commission) web.

The Board of Directors expects the Meeting to approve the documents submitted for its consideration.

3)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 151 ended on December 31, 2025.

To the date hereof the members of the Board of Directors are as follows:

Chairman	Lorenzo de Cristóbal de Nicolás
First Vice-Chairman	Jorge Delfín Luna
Second Vice-Chairman	Ignacio Javier Lacasta Casado
Directors	Gustavo Alberto Mazzolini Casas
Ernesto Mario San Gil
Adriana María Fernández de Melero
Gabriel Alberto Chaufán
Alternate Directors	Gustavo Fabián Alonso
Carlos Eduardo Elizalde Juan Christian Kindt

To the date hereof the General Manager is Jorge Alberto Bledel.

The Board refrains from making proposals on the matter and expects the Meeting to approve its management.

To the date hereof the members who form the Supervisory Committee are

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as follows:

Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Gonzalo José Vidal Devoto
Marcelino Agustín Cornejo
Alternate Members of the Supervisory Committee	Julieta Paula Pariso Lorena Claudia Yansenson
Magdalena Laudignon

The Board of Directors refrains from submitting any proposals on this item and expects the Meeting to approve its management.

4)	Consideration of the results of the corporate Fiscal Year 151 ended on December 31, 2025. Treatment of the Retained Results as of December 31, 2025 in the amount of AR$ 249,991,362,885. It is proposed to apply: A) AR$ 49,998,272,577 to Legal Reserve; and B) AR$ 199,993,090,308 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

In accordance with the resolutions of the Board of Directors Meeting held on March 4, 2026, the results of the fiscal year ended on December 31, 2025 amount to AR$ 249,991,362,885. The Board of Directors proposes the following treatment of the total amount of retained results as of December 31, 2025 (amounting to AR$ 249,991,362,885): (a) to allocate the amount of AR$ 49,998,272,577 to legal reserve; and (b) to allocate the amount of AR$ 199.993.090.308 to optional reserve for future distribution of income pursuant to the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The Board of Directors expects the Meeting to approve the result of the fiscal year and its proposal for the Retained Results.

5)	Partial write-off of the "Optional Reserve for future distributions of Income", in the amount of AR$ 63,057,000,000, for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Argentine Central Bank and in accordance with the terms and conditions set forth by such entity. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

In Accordance with the decision taken at the Board of Directors' meeting held on March 4, 2026, it proposes to allocate the sum of $ 63,057,000,000 for the payment of a dividend, to be paid in cash and/or in kind, or in any combination thereof, through the partial release of the optional reserve for future distribution of earnings, subject to the prior authorization of the Central Bank of Argentina (B.C.R.A.) and the terms and conditions set forth

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thereby. Delegation to the Board of Directors of the authority to determine the payment method, deadlines, securities to be delivered (if applicable), and all other terms and conditions for the payment of the dividend to the shareholders.

The Board of Directors expects the Shareholders' Meeting to approve its proposal.

6)	Consideration of the Board remuneration corresponding to the Fiscal Year 151, ended on December 31, 2025.

The Board of Directors proposes to fix the amount of remuneration for the year ended December 31, 2025 at AR$ 605,051,736.96.

It is left on records that said proposal has the favorable opinion of the Company Audit Committee and the Appointment and Remuneration Committee.

The Board of Directors will also propose to the meeting to make advances on account of fees, ad-referendum of what the Shareholders' Meeting may decide when considering the documentation for the year 2026.

The Board of Directors expects the Meeting to approve its proposal.

7)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 151, ended on December 31, 2025.

The Board of Directors proposes to fix the amount of the Supervisory Committee remuneration corresponding to the year ended on December 31, 2025 in the amount of AR$ 80.611.838,13.

The Board of Directors will also propose to the meeting to make advances on account of fees, ad-referendum of what the Shareholders' Meeting may decide when considering the documentation for the year 2026.

The Board of Directors expects the Meeting to approve its proposal

8)	Determination of the number of members of the Board of Directors.

Article 10 of Banco BBVA Argentina S.A.̓ s By-Laws sets forth that the Board of Directors may be composed of a minimum of three Regular Directors and a maximum of nine, and an equal or lesser number of Alternate Directors.

At present, the Board of Directors of the Company is composed of seven Regular Directors and three Alternate Directors.

The terms of Sres. Jorge Delfín Luna, Ignacio Javier Lacasta Casado, Adriana María Fernández de Melero y Gustavo Alberto Mazzolini Casas, expired on December 31, 2025.

The Board of Directors refrains from making proposals and waits for the Meeting to determine the number of members of the Board of Directors.

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9)	Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

The Board refrains from making proposals regarding the election of directors with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores - CNV) and proceed to the registration with the corresponding Public Registry.

Notwithstanding the foregoing, it is hereby informed that the Appointments and Remuneration Committee, at its meeting held on March 2, 2026, analyzed the proposal of the shareholder Banco Bilbao Vizcaya Argentaria S.A. to appoint Mr. Carlos Eduardo Elizalde, current alternate director, as a regular director, in replacement of Adriana María Fernández de Melero, and to appoint María Soledad Duro Ruiz for the purpose of filling the vacancy for the position of alternate director, said committee having rendered a favorable opinion upon considering that Ms. María Soledad Duro Ruiz meets the necessary background and experience requirements to be appointed as such.

10)	Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

Pursuant to Article 19 of the Company By-Laws, the supervision of the Company is in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which must also elect an equal number of alternates for the same term of office.

The terms of office of the regular members: Vanesa Claudia Rodríguez, Gonzalo José Vidal Devoto and Marcelino Agustín Cornejo and of the alternate member Julieta Paula Pariso, Lorena Claudia Yansenson and Magdalena Laudignon expired on December 31, 2025.

All the members proposed to integrate the Supervisory Committee shall be independent according to the CNV rules in force.

The Board of Directors refrains from making proposals in this regard and waits for the Meeting to make the corresponding appointments.

11)	Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 151, ended on 31 December 2025.

The Board of Directors proposes to fix the remuneration of the accountant rendering opinion on the financial statements for the fiscal year ended on December 31, 2025 in the amount of AR$ 3,019,212,698.70 plus VAT, considering that the Audit Committee has decided that it is a reasonable amount.

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The Board of Directors expects the approval of its proposal by the Meeting

12)	Appointment of the accountant giving his opinion corresponding to the current fiscal year 2025.

The Board proposes that Javier José Huici be appointed as Regular External Auditor and Fernando Ariel Paci as Alternate External Auditor, both of them partners in Pistrelli, Henry Martin and Asociados S.R.L, for the financial statements corresponding to the year to be ended on December 31, 2026. This proposal has the favorable opinion of the Audit Committee under Law 26,831.

The Board expects the Meeting to approve its proposal

13)	Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

Considering the request of the Audit Committee, the Board proposes the allocation of a budget of AR$ 33,636,648 to the Audit Committee, to apply it to the payment of professional advisory services, training and implementation of internal controls during the fiscal year to be ended on December 31, 2026.

The Board expects the Meeting to approve its proposal.

14)	Amendment of Article 15, subsection L, of the bylaws, in relation to corporate bond programs. Authorization to the Board of Directors to prepare and approve a consolidated text of the Bylaws.

The Board of Directors proposes to amend Sectiom 15, subsection L of the Bylaws (or "Articles of Incorporation") regarding negotiable obligations programs (or "corporate bond programs"); the draft amendment shall be submitted to the National Securities Commission (Comisión Nacional de Valores - CNV) for further approval and shall be published in the market information systems.

The Board of Directors expects the Shareholders' Meeting to approve its proposal.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 25, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer